Exhibit 3

Execution Copy

Castle Creek Side Letter

HCSB Financial Corporation

5009 Broad Street

Loris, SC  29569

April 11, 2016

Castle Creek Capital Partners VI, L.P.

6051 El Tordo

Rancho Santa Fe, CA 92091

Ladies and Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated as March 2, 2016 (the “Purchase Agreement”), between HCSB Financial Corporation, a South Carolina corporation (the “Company”), and the purchasers identified on the signature pages thereto (the “Purchasers”).  In connection with the execution and delivery of the Purchase Agreement, the Company and Castle Creek Capital Partners, VI, L.P. (“Castle Creek”) are contemporaneously entering into this agreement (the “Side Letter Agreement”) and, as such, the parties hereto acknowledge and agree that this Side Letter Agreement shall remain in full force and effect notwithstanding the execution and delivery of the Purchase Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

The Company and Castle Creek hereby agree as follows:

1. Board Appointment.

(a)           Following the Closing and upon the written request of Castle Creek, the Company will promptly cause a person designated by Castle Creek who shall be reasonably acceptable to the Company (provided that all managing principals and principals of Castle Creek shall be deemed reasonably acceptable to the Company for purposes hereof) (the “Board Representative”) to be elected or appointed to the Board of Directors of the Company (the “Board of Directors”), subject to satisfaction of all legal and regulatory requirements regarding service and election or appointment as a director of the Company, and the Horry County State Bank (the “Bank”) board of directors (the “Bank Board”), subject to all legal and regulatory requirements regarding service and election or appointment as a director of the Bank, in each case for as long as Castle Creek, together with its Affiliates, owns either in the aggregate, 50% or more of all of the purchased Shares (“Qualifying Ownership Interest”) or, in the aggregate, 5.0% of the Common Stock then outstanding (“Minimum Ownership Interest”).  Notwithstanding anything to the contrary herein, in no event shall any failure to meet any applicable residency requirement be a valid reason for withholding approval of the Board Representative (or any replacement Board Representative) by the Board, the Bank Board or the Company, as the case may be.  So long as Castle Creek, together with its Affiliates, has a Minimum Ownership Interest, the Company will recommend to its shareholders the election of the Board Representative to the Board of Directors at the Company’s annual meeting of shareholders, subject to satisfaction of all legal requirements regarding service and election or appointment as a director of the Company.  If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further rights under Sections 1(a) through 1(b) and, at the written request of the Board of Directors, shall use all reasonable best efforts to cause its Board Representative to resign from the Board of Directors and the Bank Board as promptly as possible thereafter.  Castle Creek shall promptly inform the Company if and when it ceases to hold a Minimum Ownership Interest in the Company.

(b)           The Board Representative shall, subject to applicable law, be one of the Company’s nominees to serve on the Board of Directors.  The Company shall use its reasonable best efforts to have the Board Representative elected as a director of the Company by the shareholders of the Company, and the Company shall solicit proxies for the Board Representative to the same extent as it does for any of its other Company nominees to the Board of Directors.  The Company shall ensure, and shall cause the Bank to ensure, that the Board of Directors and the Bank Board shall have at least four members for so long as Castle Creek shall have the right to appoint a Board Representative.  Castle Creek covenants and agrees to hold any information obtained from its Board Representative in confidence (except to the extent that such information can be shown to have been (1) previously known by such party on a nonconfidential basis, (2) in the public domain through no fault of such party, or (3) later lawfully acquired from other sources by the party to which it was furnished).  Notwithstanding anything to the contrary contained herein, at all times when Castle Creek maintains a Minimum Ownership Interest, it shall comply in all respects with the Federal Reserve’s Policy Statement on equity investments in banks and bank holding companies and any other guidance promulgated in connection with the matters addressed therein.

(c)           Subject to Section 1(a), upon the death, resignation, retirement, disqualification, or removal from office as a member of the Board or the Bank Board of the Board Representative, Castle Creek shall have the right to designate the replacement for such Board Representative, which replacement shall satisfy all legal, bank regulatory and governance requirements regarding service as a director of the Company, and shall be reasonably acceptable to the Company (provided that all managing principals and principals of Castle Creek shall be deemed reasonably acceptable to the Company for purposes hereof).  The Board and the Bank Board shall use their respective commercially reasonable efforts to take all action required to fill the vacancy resulting therefrom with such person (including such person, subject to applicable Law, being one of the Company’s nominees to serve on the Board and the Bank Board), using all reasonable best efforts to have such person elected as director of the Company by the shareholders of the Company and the Company soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board, as the case may be.

(d)           The Board Representative shall be entitled to compensation, including fees, and indemnification and insurance coverage in connection with his or her role as a director to the same extent as other directors on the Board or the Bank Board, as applicable, and the Board Representative shall be entitled to reimbursement for reasonable documented, out-of- pocket expenses incurred in attending meetings of the Board and the Bank Board, or any committee thereof in accordance with Company policy.

(e)           The Company acknowledges that the Board Representative may have certain rights to indemnification, advancement of expenses and/or insurance provided by Castle Creek and/or certain of its Affiliates (collectively, the “Castle Creek Indemnitors”).  The Company hereby agrees on behalf of itself and the Bank that with respect to a claim by the Board Representative for indemnification arising out his or her service as a director of the Company and/or the Bank (1) that it is the indemnitor of first resort (i.e., its obligations to the Board Representative with respect to indemnification, advancement of expenses and/or insurance (which obligations shall be the same as, but in no event greater than, any such obligations to members of the Board or the Bank Board, as applicable) are primary and any obligation of the Castle Creek Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Board Representative are secondary), and (2) the Castle Creek Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Board Representative against the Company.

2. Board Observer.  The Company hereby agrees that, from and after the Closing Date, for so long as Castle Creek and its Affiliates in the aggregate have a Minimum Ownership Interest, and do not have a Board Representative currently serving on the Board of Directors and the Bank Board, the Company shall invite a person designated by Castle Creek and reasonably acceptable to the Company (provided that all managing principals and principals of Castle Creek shall be deemed reasonably acceptable to the Company for purposes hereof) (the “Observer”) to attend meetings of the Board of Directors and the Bank Board (including any meetings of committees thereof on which the Board Representative would be permitted to attend) in a nonvoting, nonparticipating observer capacity.  The Observer shall be entitled to attend such meetings only in the event Castle Creek does not have a Board Representative on the Board of Directors and the Bank Board. The Observer shall not have any right to vote on any matter presented to the Board of Directors or the Bank Board or any committee thereof.  The Company shall give the Observer written notice of each meeting of the Board of Directors and the Bank Board at the same time and in the same manner as the members of the Board of Directors or the Bank Board (as the case may be), shall provide the Observer with all written materials and other information given to members of the Board of Directors or the Bank Board (as the case may be) at the same time such materials and information are given to such members (provided, however, that the Observer shall not be provided any confidential supervisory information) and shall permit the Observer to attend as an observer at all meetings thereof, and in the event the Company proposes to take any action by written consent in lieu of a meeting, the Company shall give written notice thereof to the Observer prior to the effective date of such consent describing the nature and substance of such action and including the proposed text of such written consents provided, however, that (1) the Observer may be excluded from executive sessions comprised solely of independent directors by the Chairman of the Board (or, if applicable, the lead or presiding independent director) if, in the written advice of counsel, such exclusion is necessary in order for the Company to comply with applicable law, regulation or stock exchange listing standards (it being understood that it is not expected that the Observer would be excluded from routine executive sessions), (2) the Company, the Board of Directors, the Bank and the Bank Board shall have the right to withhold any information and to exclude the Observer from any meeting or portion thereof if doing so is, in the written advice of counsel, (A) necessary to protect the attorney-client privilege between such party and counsel, (B) necessary to avoid a violation of fiduciary requirements under applicable law, or (C) necessary to avoid a violation of the Health Insurance Portability & Accountability Act of 1996, as amended, or any similar law, and (3) Castle Creek shall cause its Observer to agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to such Observer (except to the extent that such information can be shown to have been (1) previously known by such party on a nonconfidential basis, (2) in the public domain through no fault of such party, or (3) later lawfully acquired from other sources by the party to which it was furnished).  The Company also may exclude the Observer from portions of meetings of the Board of Directors as well as the Bank Board to the extent that the Board of Directors or the Bank Board, as the case may be, will, in any such portion thereof be discussing any matters related to Castle Creek, the Transaction Documents, or any of Castle Creek’s rights or obligations under any of the Transaction Documents or any other matter that the Chairman of the Board of Directors or the Chairman of the Bank Board determines in good faith is or may be adverse to the interests of Castle Creek provided, however, no matter shall be deemed to be adverse to the interests of Castle Creek merely because such matter may adversely impact the price of any of the Company’s Securities. Castle Creek covenants and agrees to hold all information obtained from its Observer as provided in the prior sentence in confidence to comply with all requirements and obligations applicable to members of the Board of Directors under the Securities Act, the Exchange Act, the Sarbanes Oxley Act of 2002 and all other Laws, in each case, only to the extent (if at all) applicable to the Observer. If Castle Creek and its Affiliates in the aggregate no longer have a Minimum Ownership Interest, Castle Creek will have no further rights under this Section 2.

3. Reimbursement for Legal Expenses. The Company shall pay the reasonable legal fees and expenses of counsel to Castle Creek, not to exceed $75,000, incurred by Castle Creek in connection with the transactions contemplated by the Transaction Documents, which amount shall be paid directly by the Company to counsel for Castle Creek at the Closing.

4. Governing Law. This Side Letter Agreement and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York without giving effect to principles of conflicts of laws.

5. Conflicting Terms. This Side Letter Agreement constitutes a valid and binding agreement of the Company and Castle Creek and shall survive the execution and delivery of the Purchase Agreement.  In the event of any conflict between the provisions of this Side Letter Agreement and the provisions of the Purchase Agreement, the provisions of this Side Letter Agreement shall prevail and be given effect.

6. Counterparts. This Side Letter Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Side Letter Agreement as of the date first above written.

HCSB FINANCIAL CORPORATION

By:	/s/ Edward L. Loehr
	Name:	Edward L. Loehr
	Title:	Chief Financial Officer

Agreed and acknowledged as of the date first above written:

CASTLE CREEK CAPITAL PARTNERS VI, L.P.

By: Castle Creek Capital VI LLC, its general partner

By:	/s/ David Volk
	Name:	David Volk
	Title:	Principal